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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25
                                 SEC FILE NUMBER
                                     0-9556
                           NOTIFICATION OF LATE FILING
                                    FORM 10-K
                       FOR PERIOD ENDED DECEMBER 31, 1999

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PART I -REGISTRATION INFORMATION



Name of Registrant                          UICI

Former Name if Applicable

Address of Principal Executive Office       4001 McEwen Drive
                                            Suite 200
                                            Dallas, TX  75244


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X        (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, or Form N-SAT, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed date; See Part III or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the Transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's indirect wholly owned subsidiary, United Credit National Bank ("UCNB"), is a national bank subject to regulation by the Office of the U.S. Comptroller of the Currency (the "OCC"). The OCC has been engaged in a protracted safety and soundness examination of UCNB as of, and for the year ended, December 31, 1999. The field work associated with that safety and soundness examination has only recently been completed. For such reason, UICI is unable to timely complete its Annual Report on Form 10-K for the year ended December 31, 1999 without unreasonable effort.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

         Glenn W. Reed     (972)            392-6719
         (Name)            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report (s).

                                              X Yes           No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             X     Yes        No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and. If appropriate, state the reasons why a reasonable estimate of the results can not be made.

         See Exhibit A Attached hereto.

                                      UICI
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                      By: /s/ GREGORY T. MUTZ
                                          -------------------------------
                                          Gregory T. Mutz
                                          President and Chief Executive Officer



                                          Date:  March 30, 2000

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                                                        EXHIBIT A TO FORM 12B-25


         UICI incurred a total net loss in 1999 of $146.0 million, compared to net income of $59.0 million in the prior year. The significant net loss was attributable primarily to losses from the Company's' United CreditServ unit in the amount of $179.0 million (including an estimated loss on disposal of $84.5 million, net of tax) and losses at the Company's Educational Finance Group, Inc. unit in the amount of $20.0 million. The United CreditServ unit has been designated as a discontinued operation for financial reporting purposes.

         Set forth below is a summary of comparative operating results for UICI for each of the years ended December 31, 1999, 1998 and 1997:

                                                 1999         1998         1997
                                                 ----         ----         ----
                                              (in millions, except per share data)
Revenues from continuing operations:
     Insurance                                  $   856      $   914     $   803
     Educational Finance Group                      105           57           8
     Insurdata (HealthAxis.com, Inc.)                46           41          25
     Other, including eliminations                    6           45          70
                                                -------      -------     -------
         Total                                  $ 1,013      $ 1,057     $   906
                                                =======      =======     =======

Income from continuing operations:
     Insurance                                  $    67      $    33     $    92
     Educational Finance Group, Inc.                (20)          (1)          2
     Insurdata (HealthAxis.com, Inc.)                 2            3           3
     Other                                            2           13          15
     Tax expense                                    (18)         (16)        (36)
                                                -------      -------     -------
Net income from continuing operations                33           32          76

Net (loss) income from
     discontinued operations                       (179)          27          11
                                                -------      -------     -------

Net (loss) income                               $  (146)     $    59     $    87
                                                =======      =======     =======

Earnings (loss) per share:
     Basic:
       Continuing operations                    $  0.72      $  0.68     $  1.67
       Discontinued operations                    (3.87)        0.59        0.24
                                                -------      -------     -------
       Net income (loss)                        $ (3.15)     $  1.27     $  1.91
                                                =======      =======     =======
     Diluted:
       Continuing operations                    $  0.70      $  0.67     $  1.67
       Discontinued operations                    (3.75)        0.59        0.24
                                                -------      -------     -------
       Net income (loss)                        $ (3.05)     $  1.26     $  1.91
                                                =======      =======     =======